               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                       (Amendment No. 19)

           Under the Securities Exchange Act of 1934

                       Farah Incorporated
                        (Name of Issuer)


              Common Stock, no par value per share
                 (Title of Class of Securities)

                            30738710
             (CUSIP Number of Class of Securities)

                    Michael D. Donahue, Esq.
                 Donahue, Mesereau & Leids LLP
                    1900 Avenue of the Stars
                           Suite 2700
                 Los Angeles, California  90067
                         (310) 277-1441
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         March 21, 1997
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following

                                                              / /

Check the following box if a fee is being paid with this
Statement:

                                                              / /

CUSIP No. 30738710

 (1) NAME OF REPORTING PERSON:     Georges Marciano
     S.S. OR I.R.S.
     IDENTIFICATION NOS. OF ABOVE PERSON:

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)  / /

                                                        (b)  /X/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS*
                              PF

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or
     2(e)                                                    / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

                         : (7)     SOLE VOTING POWER
                         :         555,900
 NUMBER OF               :
 SHARES                  : (8)     SHARED VOTING POWER
 BENEFICIALLY            :           -0-
 OWNED BY                :
 EACH                    : (9)     SOLE DISPOSITIVE POWER
 REPORTING               :         555,900
 PERSON WITH             :
                         :(10)     SHARED DISPOSITIVE POWER
                         :           -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         555,900

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*
                                                  / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         5.4%

(14) TYPE OF REPORTING PERSON*
                         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 30738710                                            13D

 (1) NAME OF REPORTING PERSON:     Georges Marciano Trust
     S.S. OR I.R.S.
     IDENTIFICATION NOS. OF ABOVE PERSON:

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                        (a)  / /

                                                        (b)  /X/

 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS*
                    PF

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or
     2(e)                                                    / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                    California

                         : (7)     SOLE VOTING POWER
                         :         555,900
 NUMBER OF               :
 SHARES                  : (8)     SHARED VOTING POWER
 BENEFICIALLY            :           -0-
 OWNED BY                :
 EACH                    : (9)     SOLE DISPOSITIVE POWER
 REPORTING               :         555,900
 PERSON WITH             :
                         :(10)     SHARED DISPOSITIVE POWER
                         :           -0-

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         555,900

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*
                                                  / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         5.4%

(14) TYPE OF REPORTING PERSON*
                              OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
          This Amendment No. 19 (the "Amendment No. 19") amends and supplements the statement on Schedule 13D (the "Schedule 13D"), dated August 14, 1992, Amendment No. 1 of Schedule 13D, filed October 5, 1992, Amendment No. 2
of Schedule 13D, filed December 11, 1992, Amendment No. 3
of Schedule 13D, filed December 29, 1992, Amendment No. 4
of Schedule 13D, filed January 7, 1993, Amendment No. 5
of Schedule 13D, filed January 26, 1993, Amendment No. 6
of Schedule 13D, filed January 29, 1993, Amendment No. 7
of Schedule 13D, filed February 12, 1993, Amendment No. 8
of Schedule 13D, filed February 24, 1993, Amendment No. 9
of Schedule 13D, filed March 15, 1993, Amendment No. 10
of Schedule 13D, filed March 30, 1993, Amendment No. 11 of Schedule 13D, filed September 24, 1993, Amendment No. 12 of
Schedule 13D filed March 26, 1994, Amendment No. 13 of Schedule 13D filed April 27, 1994, Amendment No. 14 of Schedule 13D filed January 24, 1996, Amendment No. 15 of Schedule 13D dated March 13, 1996, Amendment No. 16 of Schedule 13D, dated June 19, 1996, Amendment No. 17 of Schedule 13D, dated September 26, 1996 and Amendment No. 18 of Schedule 13D, dated January 7, 1997 relating to the Common Stock, no par value per share (the "Common Stock" or the "Shares"), issued by Farah Incorporated, a Texas corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

          Unless otherwise indicated, each capitalized term used but not otherwise defined in this Amendment No. 19 shall have the meaning assigned to such term in the Schedule 13D.

          The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment No. 19 is qualified in its entirety by the provisions of such exhibits.

Item 2.   Identity and Background.

     Item 2 is amended and supplemented as follows:

     (a) This Statement is being filed by Georges Marciano and the Georges Marciano Trust (the "Trust") (collectively, Georges
Marciano and the Trust may hereinafter be referred to as the "Reporting Persons").

Item 4.  Purpose of Transaction.

     Item 4 is amended and supplemented as follows:

     The Reporting Persons hold the Shares for purposes of investment. Subject to applicable legal and contractual requirements, and depending upon their evaluations of the

Company's business and prospects, future developments, market conditions and other factors, the Reporting Persons, may, from time to time, purchase additional Shares or sell or cause to be sold, all or a portion of these Shares for which the Reporting Persons exercise voting or dispositive power, either in open market or privately negotiated transactions or otherwise.

     The Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.


     Item 5 is amended and supplemented as follows:

          (a) Georges Marciano is the sole trustee of the Trust and consequently may be deemed to beneficially own the 555,900
Shares held directly by the Trust, representing approximately
5.4% of the Shares outstanding.

               The Trust is the direct beneficial owner of 555,900 Shares, representing approximately 5.4% of the Shares outstanding.

               The Reporting Persons, in the aggregate, beneficially own 555,900 Shares, representing approximately 5.4% of the Shares outstanding. The percentage of Shares outstanding reported as beneficially owned by each person herein on the date hereof is based upon the Company's Form 10-Q for the Quarter Ended February 2, 1997 so that the Reporting Person's information is that the total Shares issued and outstanding as of March 7, 1997 was 10,258,371 Shares.

          (b) Georges Marciano has sole voting and dispositive power with respect to the 555,900 Shares directly owned by the Trust.

               The Trust has sole voting and dispositive power with respect to the 555,900 Shares directly owned by it.

          (c) Except as set forth on Exhibit 43, no transactions in Shares were effected during the past 60 days by the Reporting
Persons.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 7.   Material to be Filed as Exhibits

     Exhibit 42     Joint Filing Agreement among the Reporting
                    Persons pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 43 Transactions of Reporting Persons during the past 60 days.

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 1997



                              GEORGES MARCIANO


                              /s/ Georges Marciano
                              Georges Marciano

                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 1997



                              GEORGES MARCIANO TRUST



                              By:    /s/ Georges Marciano
                                 ----------------------------
                                     Name:  Georges Marciano
                                     Title: Georges Marciano,

                                            Trustee
                          EXHIBIT INDEX


Exhibit
Number         Title                                         Page

  42           Joint Filing Agreement among the Reporting      10
               Persons pursuant to Rule 13d-1(f)(1)(iii).

  43           Transactions of Reporting Persons during        11
               the past 60 days.

                                                       EXHIBIT 42



                      JOINT FILING AGREEMENT



     Agreement among Georges Marciano and the Georges Marciano Trust, whereby, in accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D with respect to the equity securities of Farah Incorporated and further agrees that this Joint Filing Agreement be included as an exhibit to such joint filings provided that, as contemplated by Section 13D-1(f)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement in counterpart as of this 26th day of March, 1997.

                              /s/ Georges Marciano
                              ---------------------------
                              Georges Marciano

                              THE GEORGES MARCIANO TRUST


                              /s/ Georges Marciano
                              ---------------------------
                              Name:  Georges Marciano
                              Title: Trustee

                                                       EXHIBIT 43





     The following table sets forth information with respect to each transaction in the Shares by each of the Reporting Persons during the past 60 days. All transactions were effected in the open market on a national securities exchange through a broker and reflects the trade date of each such transaction.


                  Transactions in Shares by the
                      Georges Marciano Trust

                        Number of Shares
  Date                  Purchased/(Sold)         Price Per Share*

03/17/97                 (40,000)                 $10.000
03/19/97                 (30,000)                 $10.000
03/19/97                 (20,000)                 $10.125
03/21/97                 (20,000)                 $10.000
03/24/97                 (20,000)                 $10.000
03/25/97                 (30,000)                 $10.125
03/25/97                 (50,000)                 $10.250











_____________________________________________________
*    Excludes brokerage commissions and fees of approximately
     $.06 per Share.